Exhibit 99.1

Encana to acquire 30 percent interest in proposed Kitimat, B.C.
liquefied natural gas export development

Calgary, Alberta (March 18, 2011) – Encana Corporation (TSX, NYSE: ECA) has agreed to acquire a 30 percent interest in the planned Kitimat liquefied natural gas (LNG) export terminal, located on the west coast of central British Columbia, and the associated natural gas pipeline. This proposed Kitimat LNG export development is intended to open tremendous new market opportunities in the Asia-Pacific region for abundant supplies of Canadian natural gas.

Expanding Canadian natural gas exports to new continents
“New and plentiful natural gas supplies and reserves have created a remarkable opportunity to expand our well-developed North American energy trade to other continents. With Encana’s investment in this planned international trade facility, we are helping lead a continental push to deliver exports of abundant natural gas, for the first time from Canada, to overseas markets. We are pleased to join the current owners, Apache and EOG, in expanding trade, generating investment and creating new jobs and additional government revenues. We expect that this project will help advance North America’s natural gas economy across the Pacific to markets where demand is growing and natural gas prices are more closely tied to oil prices,” said Randy Eresman, Encana’s President & Chief Executive Officer.

Engineering and design work underway; initial export capacity planned at 700 million cubic feet per day
The proposed Kitimat LNG export development, located about 650 kilometres north of Vancouver at Bish Cove near the Port of Kitimat, has planned initial capacity, from the first of two potential phases, of about 700 million cubic feet per day (MMcf/d) of natural gas, or about 5 million metric tons of LNG per year. The development includes construction of a new 36-inch diameter natural gas pipeline – Pacific Trail Pipelines – running 463 kilometres from the Spectra Energy natural gas transmission system at Summit Lake, B.C. to the planned Kitimat LNG export facility. Encana’s 30 percent interest in the development includes a capacity reserve of 30 percent in the Kitimat LNG export facility and matching capacity on the proposed pipeline. The partners expect to complete the front-end engineering and design for the LNG export facility later this year, after which the partners will determine plans for a capital investment decision for the first phase of the development. Project construction could begin in 2012, with exports potentially starting in 2015. The project is operated by Apache Canada Ltd., which will own 40 percent, with Encana and EOG Resources Canada Inc. each owning 30 percent respectively. Encana’s acquisition transaction is subject to receipt of appropriate regulatory approvals and satisfaction of other customary closing conditions. It is expected to close in the second quarter of 2011.

Enormous natural gas resource potential in British Columbia
Export volumes for the Kitimat LNG project are expected to be supplied by burgeoning natural gas resources in B.C. and Alberta – the Horn River Basin and the Montney geological formation. According to industry studies, recent B.C. discoveries indicate the province will have the resource capacity to more than double current production of about 2.8 billion cubic feet per day (Bcf/d) to more than 7 Bcf/d in the next seven to 10 years. This is more than sufficient to supply B.C., its current customers, and new markets opened by the Kitimat LNG export development.

Kitimat LNG Project Milestones

•	March 2011 – Encana joins Apache and EOG in developing Kitimat LNG export development

•	March 2011 – Kitimat LNG front-end engineering and design awarded to KBR

•	February 2011 – Apache and EOG acquire all of Pacific Trails Pipelines Limited Partnership

•	December 2010 – Apache files Canadian federal export license application

•	December 2010 – EOG closes agreement on purchase of 49 percent of project

•	November 2010 – Documents fully executed for land leases with related agreements

•	November 2010 – Haisla First Nation votes overwhelmingly to approve land leases

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•	May 2010 – EOG Resources Canada signs pre-acquisition agreement to purchase remaining 49 percent of project

•	January 2010 – Apache purchases 51 percent of project and becomes operator

•	January 2009 – Canadian provincial environmental assessment approval

•	December 2008 – Canadian federal environmental assessment approval

Additional information, illustrations and an animated video is available on the Kitimat LNG project website www.kitimatlngfacility.com.

Apache Canada Ltd.
Apache Canada Ltd., a subsidiary of Apache Corporation (NYSE, Nasdaq: APA), is one of Canada’s top oil and gas producers with operations in Alberta, British Columbia and Saskatchewan. Apache Corporation is an oil and gas exploration and production company with operations in the United States, Egypt, the United Kingdom North Sea, Australia and Argentina, in addition to Canada. Apache common stock is listed on the New York Stock Exchange and quoted on the NASDAQ National Market under the symbol APA. Apache posts announcements, updates and investor information, in addition to copies of all recent press releases, on its website www.apachecorp.com.

EOG Resources Canada Inc.
EOG Resources Canada Inc. is a wholly owned subsidiary of EOG Resources, Inc.  EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol EOG.  Visit www.eogresources.com for more information.

Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of natural gas resource plays in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – In the interests of providing Encana shareholders and potential investors with information regarding Encana, including management’s assessment of Encana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: the timing of completion and capacity of the Kitimat LNG project, (including various phases), the projected costs of the transaction; the potential beneficial effects of the project, including with respect to delivering natural gas for export to Pacific markets and stimulating economic growth and employment opportunities; the potential growth of natural gas production in British Columbia and its ability to satisfy the demands of current and new markets; the timing of regulatory hearings and approvals. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: the risk that the planned Kitimat LNG project (including the proposed pipeline) is not completed; the risk that the potential benefits of the project will not be realized; the risk that required regulatory approvals are not obtained; the risk that the costs of the project or Encana’s investment in it are higher than expected; volatility of and assumptions regarding commodity prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; marketing margins; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with

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technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

In addition, assumptions relating to such forward-looking statements generally include Encana’s current expectations and projections made in light of, and generally consistent with, its historical experience and its perception of historical trends, including the conversion of resources into reserves and production as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.

Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Advisor, Media Relations
(403) 645-6977	(403) 645-4799

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